 FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of November
HSBC Holdings plc
42nd Floor, 8 Canada Square, London E14 5HQ, England
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).
Form 20-F X Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).
Yes  No X
(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC

20 November 2017

Transaction in own shares and completion of Buyback

HSBC Holdings plc (the Company) announces that it has purchased for cancellation the following number of its ordinary shares of US$0.50 each on the London Stock Exchange from Credit Suisse Securities (Europe) Limited (Credit Suisse) as part of its buyback announced on 1 August 2017.

Date of purchase:	20 November 2017
Number of ordinary shares of US$0.50 each purchased:	460,000
Highest price paid per share:	£7.3100
Lowest price paid per share:	£7.2850
Volume weighted average price paid per share:	£7.3014

Following the cancellation of the repurchased shares, the Company will have 20,295,009,846 ordinary shares in issue, including 325,273,407 ordinary shares which are held in treasury. Therefore the total voting rights in HSBC Holdings plc will be 19,969,736,439. This figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, HSBC Holdings plc under the FCA's Disclosure Guidance and Transparency Rules.

The Company announces that, following the purchase of these shares, the Buyback has completed. Since the commencement of the Buyback, the Company has repurchased for cancellation 205,624,077 Ordinary Shares at a volume weighted average price of £7.3902 per Ordinary Share for a total consideration of approximately US$2billion.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), a full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/0321X_-2017-11-20.pdf

This announcement will also be available on HSBC's website at www.hsbc.com/sea

Enquiries to:

JJ Williams
Shareholder Services
+ 44 (0) 203 268 3568

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 20 November 2017